EXHIBIT 1.A.(13)(cc)

[ ] Pruco Life Insurance Company
[ ] Pruco Life Insurance Company of New Jersey

Insured                                     Rider for Policy No.

________________________________________    ___________________________________

AVIATION RISK EXCLUSION

CONDITIONS OF EXCLUSION.--We will pay the limited payment we describe below, and not what we would otherwise pay, if (1) the Insured dies as a result of travel by, or descent from, any aircraft; and (2) the Insured had any duties or acted in any capacity other than as a passenger at any time during the flight.

But this Exclusion will not apply if all these statements are true of the aircraft: (1) It has fixed wings and a permitted gross takeoff weight of at least 75,000 pounds. (2) It is operated by an air carrier that is certificated under the laws of the United States or Canada to carry passengers to or from places in those countries. (3) It is not being operated for any armed forces for training or other purposes.

As used here, the word aircraft includes rocket craft or any other vehicle for flight in or beyond the earth's atmosphere.

LIMITED PAYMENT.--The limited payment will be (1) the sum of the premiums that became due and were paid for the insurance on the Insured's life, minus (2) any contract debt. But if the reserve for the insurance on the Insured's life, when computed as we state under Reserves, is more than the amount we determine in
(1), we will use that reserve in place of that amount. Also, the limited payment will never be more than what we would have paid if this Exclusion were not in the contract.

The limited payment will be payable to the beneficiary for insurance otherwise payable upon the Insured's death.

REDUCED PAID-UP, EXTENDED AND OTHER INSURANCE ON THE INSURED'S LIFE.--This Exclusion also applies to any reduced paid-up or extended insurance that might be in force under the Contract Value Options, if any. We will put the Exclusion in any contract on the Insured's life to which you change, or for which you exchange, this contract or any of its benefits.

PAID-UP INSURANCE ON OTHER PERSONS.--This contract might include insurance on the life of someone other than the Insured. And it might have a provision that makes that insurance paid-up if the Insured dies. This Exclusion will not affect any such provision.

EFFECT OF INCONTESTABILITY.--In any case where this Exclusion applies, the Incontestability provision of this contract will not be deemed to make us pay more than as we state under Limited Payment.

RESERVES.--We might have to compute a reserve to find the limited payment. If so, we will use the same table and rate(s) that we use to compute net values for the insurance on the Insured's life, as we describe under Basis of Computation in this contract.

                            RIDER ATTACHED TO AND MADE A PART OF THIS CONTRACT

                            Signed for the Company,

                            By /s/ SPECIMEN
                               --------------------
                                    Secretary

                            Date                    Attest
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PLIY 26--82
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                                     II-160